February 8, 2005



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*




CERBCO INC. (CLASS A)


(Name of Issuer)


COMMON


(Title of Class of Securities)


156713109


(CUSIP Number)



02/08/2005

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
      [  X ]Rule 13d-1(b)
      [   ]Rule 13d-1(c)
      [   ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

			156713109
      CUSIP No. .......................................



          1.Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).


		F. SCOTT KOONCE
		###-##-####



      2. Check the Appropriate Box if a Member of a Group
	(See Instructions)


      (a)

      (b)    X



      3.SEC Use Only




      4.Citizenship or Place of Organization

		MARYLAND/USA



      Number of
      Shares
      Beneficially
      Owned by
      Each Reporting
      Person With

      5.Sole Voting Power

		74,459


      6.Shared Voting Power

		0


      7.Sole Dispositive Power

		74,459


      8.Shared Dispositive Power

		0



      9.Aggregate Amount Beneficially Owned by Each Reporting
      Person

		74,459



      10.Check if the Aggregate Amount in Row (9) Excludes Certain
	 Shares	 (See Instructions)




      11.Percent of Class Represented by Amount in Row (9)

			6.2%



      12.Type of Reporting Person (See Instructions)



      		IN/IA

	Certification

    X  (a)The following certification shall be included if the statement
	 is filed pursuant to 240.13d-1(b):
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      (b)The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



   	 Date :		Feb. 8, 2005
      	Signature :	F. Scott Koonce


	Name/Title :	F. Scott Koonce, President